UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number 001-33562

PLATINUM GROUP METALS LTD.

(Translation of registrant's name into English)

Suite 838 - 1100 Melville Street

Vancouver, British Columbia V6E 4A6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐ Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

	By:	/s/ Frank Hallam
Date: March 10, 2026	Name:	Frank Hallam
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Each of Exhibit 99.1 and Exhibit 99.2 to this Form 6-K of Platinum Group Metals Ltd. (the "Company") is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-282924) of the Company, as amended or supplemented.

Exhibit	Description

99.1	Equity Distribution Agreement dated March 10, 2026

99.2	Consent of Rob van Egmond